Filed pursuant to Rule 424(b)(3)

Registration No. 333-236926

IMPORTANT NOTICE

ProShares Ultra Bloomberg Crude Oil (UCO)

ProShares UltraShort Bloomberg Crude Oil (SCO)

(each, an “Oil Fund”, and together, the “Oil Funds”)

Supplement dated May 4, 2020

to each Oil Fund’s Prospectus and Disclosure Document

Dated March 30, 2020, each as supplemented

The Prospectus and Disclosure Document for each Oil Fund are hereby revised to reflect that:

Bloomberg recently announced changes to the Bloomberg Commodity Index that impact the Oil Funds’ benchmark - the Bloomberg WTI Crude Oil Subindex. Specifically, Bloomberg announced that the start date of the roll of the July 2020 WTI crude oil futures contract to the September 2020 WTI crude oil futures contract would be moved to an earlier date and will now occur over five days beginning on May 7, 2020. Bloomberg indicated that it is making this change in light of recent global events, including a significant oversupply in the crude oil market, a significant increase in volatility, and contango that recently resulted in a negative price in the May 2020 WTI crude oil futures contract.

As disclosed in an 8-K filed on April 27, 2020, each Oil Fund indicated, in response to the announced benchmark change and to help manage the impact of significant volatility and other market conditions, it would seek to transition its portfolio in advance of the benchmark change so that it would be fully exposed to the September 2020 WTI crude oil contract by the close of business on Tuesday, April 28, 2020.

Investments in WTI crude oil futures contracts are subject to position accountability levels and position limits set by the listing exchange for such contracts – the New York Mercantile Exchange or “NYMEX.” On May 1, 2020 the Funds received notice from the exchange directing the Funds to not exceed an exchange-designated position accountability level in the September 2020 WTI crude oil futures contracts.

In response to this notice, and to help manage the impact of significant volatility and other market conditions, each Oil Fund intends to transition 1/3 of its portfolio exposure from the September 2020 WTI crude oil futures contract into exposure to the December 2020 WTI crude oil futures contract by the close of business on Monday, May 4, 2020. At such time, each Fund expects to have approximately 2/3 of its portfolio exposed to the September 2020 WTI crude oil futures contract and approximately 1/3 of its portfolio exposed to the December 2020 crude oil futures contract.

Exposure to the September and December 2020 WTI crude oil futures contract in advance of the benchmark’s May 7th transition period could have a significant negative impact on the ability of each Oil Fund to achieve its investment objective since these contracts currently are not included in the Funds’ benchmark. Similarly, exposure to the December 2020 WTI crude oil futures contract thereafter could also have a negative impact, as this contract is not scheduled to be included in the benchmark until the benchmark’s December roll. As a result, the performance of each Oil Fund should not be expected to correspond to two times (2x), or two times the inverse (-2x), as applicable, of the daily performance of its benchmark, and each Fund’s performance could differ significantly from its stated investment objective.

In addition, to the extent an Oil Fund has exposure to a longer-dated WTI crude oil futures contract (e.g., September or December 2020 instead of July 2020), the performance of the Fund may be expected to deviate to a greater extent from the “spot” price of WTI crude oil (which the Fund does not seek to track) than if the Fund had exposure to a shorter-dated futures contract. Crude oil futures contracts (and thus each Oil Fund) typically perform very differently from the spot price of crude oil. The performance of each Oil Fund therefore will very likely differ in amount, and possibly even direction, from the performance of the spot price of crude oil.

There can be no guarantee that each Oil Fund will be able to implement the strategies described above or in its Prospectus, will continue to use such strategies, or that such strategies will be beneficial. The percentage of each Oil Fund’s portfolio invested in futures contracts and other Financial Instruments will vary from time to time. Recent global developments affecting crude oil markets and the markets for crude oil futures contracts have dramatically increased volatility and increased the likelihood of investors suffering significant or total loss from crude oil-related investments, including an investment in an Oil Fund.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.